September 16, 2013

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Confidential Submission Pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act And Section 24(b)(2) of the Securities Exchange Act of 1934
Re:
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

        On behalf of TetraLogic Pharmaceuticals Corporation, a Delaware corporation (the "Company"), and in connection with the confidential submission of its draft registration statement on Form S-l (the "Registration Statement") on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the "JOBS Act") and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") prior to the public filing of the Registration Statement.

        Pursuant to Title I, Section 101 of the JOBS Act, the Company is an "emerging growth company" that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company commences a "road show," as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

        Please direct all notices, comments and communications with respect to this confidential submission to each of the following:

J. Kevin Buchi President and Chief Executive Officer TetraLogic Pharmaceuticals Corporation 343 Phoenixville Pike Malvern, PA 19355 Telephone: (610) 889-9900
with a copy to:
Pepper Hamilton LLP
Attention: Jeffrey P. Libson, Steven J. Abrams and Brian Korn
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103
Telephone: (215) 981-4241
Facsimile: (215) 981-4750 libsonj@pepperlaw.com abramss@pepperlaw.com kornb@pepperlaw.com

        Please contact the undersigned at (610) 640-7825 or any Pepper Hamilton attorney at the email addresses above if you have any questions regarding the foregoing.

Very truly yours,
/s/ Jeffrey P. Libson
Jeffrey P. Libson of PEPPER HAMILTON LLP
cc:
TetraLogic Pharmaceuticals Corporation
Ernst & Young LLP